UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-37773

Merus N.V.

(Translation of registrant’s name into English)

Yalelaan 62

3584 CM Utrecht

The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 19, 2019, Merus N.V. (the “Company”) entered into a lease (the “Lease”) with Kadans Science Partner XIII B.V. (“Landlord”), pursuant to which the Company agreed to lease approximately 5,070 square meters of office and laboratory space in a new multi-tenant office building that is to be constructed in Utrecht, the Netherlands (the “Premises”).

The initial term of the Lease is ten years from the date that the Premises are completed in accordance with certain specifications provided in a development agreement (attached hereto as Exhibit 2) with regard to the design, development and construction of the new multi-tenant office building of which the Premises is a part (the “Completion Date”), which is expected to occur in mid-2022. The Lease will renew for two 5-year terms following the initial term, unless earlier terminated by the Company or the Landlord, except that the earliest the Landlord may terminate the lease is 20 years from the Completion Date. The Lease provides for an estimated initial rent of €1,323,780 per annum and will be due beginning on the Completion Date. The rent amount is subject to adjustment based on the consumer price index (the “CPI”) beginning on January 1, 2019 through the Completion Date and then annually thereafter, subject to certain limitations if the CPI is greater than 3.0%. The final initial rent amount is contingent upon, among other things, the parameters of the final constructed Premises and the CPI adjustment described above, and will be determined upon the Completion Date. The Company is also responsible for certain fit-out costs and service fees related to the Premises.

The descriptions of the Lease and the Development Agreement are qualified in their entirety by the Lease and the Development Agreement, which are furnished herewith as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference. The information in this Report on Form 6-K, Exhibit 1 and Exhibit 2 are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-211497 and 333-230708) and Registration Statement on Form F-3 (File No. 333-218432).

EXHIBIT INDEX

Exhibit No.	Description

1	Lease for Office Space and Other Commercial Space, dated July 19, 2019, by and between Kadans Science Partner XIII B.V. and Merus N.V. (English translation)

2	Development Agreement, dated July 19, 2019, between Merus N.V., Genmab B.V. and Kadans Science Partner XIII B.V. (English translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: July 31, 2019	By:	/s/ Ton Logtenberg

Name:	Ton Logtenberg
Title:	President, Chief Executive Officer and Principal Financial Officer